FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


                            HANG SENG BANK LIMITED
                           2006 RESULTS - HIGHLIGHTS


  - Operating profit up 13.6 per cent to HK$12,576 million (HK$11,068 million in 2005).

  - Operating profit excluding loan impairment charges and other credit risk provisions up 9.9 per cent to HK$12,840 million (HK$11,686 million in 2005).

  - Profit before tax up 7.8 per cent to HK$14,395 million (HK$13,358 million in 2005).

  - Attributable profit up 6.1 per cent to HK$12,038 million (HK$11,342 million in 2005).

  - Return on average shareholders' funds of 27.4 per cent (27.5 per cent in 2005).

  - Assets up 15.2 per cent to HK$669.1 billion (HK$580.8 billion at 31 December
    2005).

  - Earnings per share up 6.2 per cent to HK$6.30 per share (HK$5.93 per share in 2005).

  - Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2006 (HK$5.20 per share in 2005).

  - Total capital ratio of 13.6 per cent (12.8 per cent at 31 December 2005); tier 1 capital ratio of 10.7 per cent (10.4 per cent at 31 December 2005).

  - Cost efficiency ratio of 29.0 per cent (28.0 per cent in 2005).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Michael Smith, Chairman

For the full year 2006, Hang Seng's results were supported by a strong economy in Hong Kong, distinguished by a buoyant stock market, ample liquidity and a benign credit environment.

Attributable profit increased by 6.1 per cent compared with 2005, to reach a record HK$12,038 million. Earnings per share were up 6.2 per cent at HK$6.30.

The Directors have announced a fourth interim dividend of HK$1.90 per share. In light of capital requirements for future business expansion, particularly in mainland China, total distribution is HK$5.20 per share for 2006, the same as in 2005.

Net operating income before loan impairment charges and other credit provisions increased 11.4 per cent to HK$18,081 million. Successful efforts to expand and diversify lending and attract new deposits drove an 8.3 per cent rise in net interest income to HK$11,694 million.

Our personal wealth management business achieved good growth in investment services, insurance and private banking. Commercial Banking performed strongly, underpinned by increases in customer advances and the development of corporate wealth management services. Investments in our mainland business produced positive results, with encouraging growth in customer base, advances and deposits, and profit contribution.

Operating profit excluding loan impairment charges was up 9.9 per cent at HK$12,840 million. Operating profit rose by 13.6 per cent, reflecting a substantial drop in loan impairment charges.

Operating expenses increased by 15.3 per cent to HK$5,241 million with investments in human resources, IT, marketing and branding to support business growth on the Mainland and in Hong Kong.

Personal Financial Services' operating profit excluding loan impairment charges grew by 5.4 per cent to HK$7,840 million. Wealth management income was up 22.7 per cent at HK$4,281 million, reflecting record investment product sales, a high level of stock market activity and a 17.5 per cent rise in life insurance income. We also benefited from high levels of consumer confidence, recording significant increases in cardholder spending and personal lending.

Commercial Banking's operating profit excluding loan impairment charges rose
21.5 per cent to HK$2,001 million. Customer advances grew by 22.2 per cent with trade finance gaining market share. Lending to middle market customers in the manufacturing, property, and wholesale and retail sectors grew as a result of refined segmentation and deepened relationships. Intensified marketing saw new SME accounts acquired in the second half of 2006 outpace the first half by 34.7 per cent. Corporate wealth management business and card acquiring business contributed to 13.5 per cent growth in net fees and commissions and an 11.9 per cent rise in trading income.

With strong liquidity in the banking system continuing to squeeze corporate loan margins, Corporate Banking focused on asset yield rather than increased lending. The strong 32.5 per cent growth in customer deposits and the further development of corporate treasury services helped to compensate for a decline in lending to large corporates. Net operating income increased by 11.8 per cent. Operating profit excluding loan impairment charges was HK$543 million, down 2.0 per cent compared with 2005.

Treasury's operating profit excluding loan impairment charges declined 25.0 per cent to HK$887 million. Efforts to expand proprietary trading and customer-driven business saw trading income grow by 66.1 per cent to HK$628 million. However, net interest income fell by HK$514 million, or 51.7 per cent, as the balance sheet management portfolio continued to be challenged by rising funding costs and flattened yield curves.

Operating profit excluding loan impairment charges at our mainland branches rose by 211.9 per cent. We upgraded a representative office to a branch in Dongguan and opened three new sub-branches in 2006, bringing our total number of mainland outlets to 15. We were also granted permission to begin the necessary preparations to establish our mainland subsidiary, which will be headquartered in Shanghai.

Including our share of profit from Industrial Bank Co., Ltd. ('Industrial Bank'), our mainland business contributed 6.1 per cent of total profit before tax, compared with 4.5 per cent in 2005, bringing us closer to our target of 10 per cent by 2010.

Hong Kong is likely to experience above-trend growth in 2007. Economic uncertainty in the US generated by weaknesses in the housing market may result in a slowing of export and re-export trade activity. However, sustained economic momentum, the stabilisation of interest rates and the improving labour market should continue to drive domestic demand. The positive economic outlook for the Mainland should also have a beneficial influence.

We will take advantage of the favourable economic conditions to further expand commercial lending and SME services. We will also focus on developing our wealth management business by stepping up cross-selling efforts and launching new products to meet a wider variety of investment and insurance needs.

We will further diversify our Treasury income by growing our customer-driven business and proprietary trading services, supported by closer collaboration with other customer groups. Given the competitive corporate lending conditions, Corporate Banking will target asset yield, increase cross-selling and work to grow deposits by acquiring new customers.

On the Mainland, we will continue with our two-pronged approach of organic growth and close collaboration with Industrial Bank.

Further financial sector liberalisation at the end of 2006 marked the start of a new phase of financial services business opportunities on the Mainland. We will establish our local subsidiary in the second quarter of 2007, which will enable us to benefit from the opening up of the retail renminbi ('RMB') market and increase our RMB deposits base to support lending growth.

We will expand our customer base on the Mainland through setting up new outlets in the high-growth Yangtze River Delta and Pearl River Delta regions, increased marketing and more promotion of our strong brand, including leveraging our role as the compiler of the Hang Seng Index series.

We will capitalise on our growing capabilities in southern China by offering a greater range of services to commercial banking customers with operations in Hong Kong and on the Mainland. Our closer partnerships with SME customers will help us grow our mainland trade finance and corporate wealth management business.

We aim to grow our mainland business to more than 2,000 staff and over 50 outlets by 2010.

Results summary

Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') reported an audited profit attributable to shareholders of HK$12,038 million for 2006, a rise of 6.1 per cent over 2005. Earnings per share were HK$6.30, up 6.2 per cent from 2005.


Operating profit after loan impairment charges and other credit risk provisions rose 13.6 per cent, reflecting encouraging growth in total operating income and a substantial reduction in loan impairment charges. The results, as highlighted below, benefited from sustained economic growth, a buoyant stock market and good investment sentiment supported by ample liquidity and a benign credit environment.

Net interest income^ rose by HK$898 million, or 8.3 per cent, with an increase of 10.6 per cent in average interest-earning assets. The rise in net interest income benefited from a 7.2 per cent growth in customer advances, driven by higher yielding card and personal loans, trade finance and mainland renminbi advances. A wider BLR/HIBOR gap improved the spread of BLR-based lending. Interest earned on net free funds and the debt securities portfolio of life insurance fund investments also rose significantly. The contribution of the strong 12.8 per cent rise in customer deposits, however, was offset by the narrowing of deposit spreads on HK dollar savings and structured deposits. The treasury balance sheet management portfolio continued to be challenged by the rise in funding costs and flattened yield curves. Net interest margin fell slightly by four basis points to 2.02 per cent.

Net fees and commissions rose by HK$541 million, or 18.3 per cent. The investment business took advantage of the buoyant stock market, ample liquidity and favourable investment sentiment to expand its product range and customer base. Income from stockbroking and related services and private banking investment services rose 63.3 per cent and 93.1 per cent respectively. Sales turnover of retail investment funds rose significantly by 40.6 per cent. Card services income increased by 22.0 per cent, supported by a rise of 10.5 per cent in the number of cards issued as well as an 11.7 per cent increase in cardholder spending.

Trading income^ rose by 50.3 per cent to HK$1,330 million. Foreign exchange income rose by 50.1 per cent, attributable to more active position taking, increased customer flows and spreads earned on foreign exchange option-linked structured products. Securities, derivatives and other trading also increased with improved trading results and strong growth in sales volume and profit earned on equity-linked investment products provided to customers.

^ With effect from 2006 reporting, interest income and expense from trading assets and liabilities and from financial instruments designated at fair value are reported under 'Net interest income' instead of 'Net trading income' and 'Net income from financial instruments designated at fair value' respectively as in the previous year. Details of the change in accounting presentation are set out on page 56. For HSBC Group reporting, the reporting of such interest income and expense remains unchanged.

Income from insurance business grew by HK$217 million, or 14.0 per cent:

  - net earned insurance premiums rose by HK$63 million;
  - life insurance fund investments reported a net gain of HK$910 million (compared with a loss of HK$25 million in 2005) under net income from financial instruments designated at fair value;
  - net interest income mainly from the debt securities portfolio of life insurance fund investments increased by HK$264 million. Net fee income related to insurance business fell by HK$29 million, mainly in general insurance agency commissions;
  - net insurance claims incurred and movement in policyholders' liabilities rose by HK$1,063 million, reflecting the growth in investment gains and interest income which are attributable to policyholders; and
  - the present value of in-force long-term insurance business under other operating income rose by HK$47 million.

Net operating income before loan impairment charges and other credit risk provisions recorded growth of HK$1,849 million, or 11.4 per cent, to HK$18,081 million.

Operating expenses rose by HK$695 million, or 15.3 per cent, to HK$5,241 million, as the bank continued to expand its Hong Kong and mainland operations, with the number of full-time equivalent staff up 619 at year-end compared with the previous year. Employee compensation and benefits rose by 18.1 per cent. Equipment-related costs increased with the development and enhancement of IT systems for business expansion and regulatory-related projects. Marketing expenditure rose due to the launch of the bank's new brand image and to support new investment and insurance products and credit card promotion campaigns. The bank's mainland operation, which expanded its network from 12 to 15 outlets and increased its number of staff from 377 to 661 during 2006, also accounted for the bank's rise in operating expenses.

Operating profit before loan impairment charges and other credit risk provisions was up by 9.9 per cent. Loan impairment charges and other credit provisions recorded a substantial reduction of 57.3 per cent under a benign credit environment.

Profit before tax was up 7.8 per cent to HK$14,395 million after taking into account:

  - an increase of 76.7 per cent in profit on disposal of fixed assets and financial investments, mainly from the disposal of properties;
  - a decrease of 75.6 per cent in net surplus on property revaluation; and
  - an increase of 31.0 per cent in share of profits from associates, mainly contributed by Industrial Bank Co., Ltd.

Balance sheet and key ratios

Total assets rose by HK$88.2 billion, or 15.2 per cent, to HK$669.1 billion. Customer advances rose by 7.2 per cent with encouraging growth in card and personal loans, trade finance, commercial banking lending and mainland lending. Residential mortgages grew satisfactorily in an intensely competitive market. Interbank placing and money market instruments also increased, driven by the
12.8 per cent growth in customer deposits. At 31 December 2006, the advances-to-deposits ratio was 51.7 per cent, compared with 54.4 per cent at the end of 2005.

Shareholders' funds (excluding proposed dividends) increased by HK$4,410 million, or 11.3 per cent, to HK$43,348 million at 31 December 2006. Retained profits rose by HK$2,992 million, reflecting the growth in attributable profit and the realisation of the property revaluation reserve on the disposal of properties during the year. The available-for-sale investments reserve also rose.

The return on average total assets was 1.9 per cent, compared with 2.0 per cent for 2005. The return on average shareholders' funds was 27.4 per cent (27.5 per cent in 2005).

The total capital ratio strengthened to 13.6 per cent at 31 December 2006, up from 12.8 per cent at the end of 2005. The tier 1 ratio rose from 10.4 per cent to 10.7 per cent. The capital base rose by HK$6,684 million in retained profits and as a result of the issue of US$450 million subordinated notes. The growth in capital base supported the 11.1 per cent growth in risk-weighted assets.

The bank maintained a strong liquidity position. The average liquidity ratio for 2006 was 51.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 45.1 per cent for 2005.

The cost efficiency ratio for 2006 was 29.0 per cent, compared with 28.0 per cent for 2005.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 30 March 2007 to shareholders on the register of shareholders as of 20 March 2007. Together with the interim dividends for the first three quarters, the total distribution for 2006 will amount to HK$5.20 per share, the same as in 2005.

Customer group performance

                          Personal                                                            Inter-
                         Financial   Commercial    Corporate                                 segment
Figures in HK$m           Services      Banking      Banking      Treasury        Other  elimination       Total

Year ended 31Dec06

Net interest income          7,428        2,036          623           481        1,126            _      11,694
Net fee income/(expense)     2,576          809           86           (24)          50            _       3,497
Trading income                 517          150            7           628           28            _       1,330
Net income/(expense) from
  financial instruments
  designated at
  fair value                   910            _            _           (11)           _            _         899
Dividend income                  8            5            _             _           34            _          47
Net earned insurance
  premiums                   7,671          174            1             _            _            _       7,846
Other operating income         542           26            _            (4)         281            _         845
Inter-segment income             _            _            _             _          378         (378)          _
Total operating income      19,652        3,200          717         1,070        1,897         (378)     26,158
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities               (8,014)         (63)           _             _            _            _      (8,077)
Net operating income
  before loan impairment
  (charges)/releases and
  other credit risk
  provisions                11,638        3,137          717         1,070        1,897         (378)     18,081
Loan impairment
  (charges)/releases and
  other credit risk
  provisions                  (165)        (101)          14             _          (12)           _        (264)
Net operating income        11,473        3,036          731         1,070        1,885         (378)     17,817
Total operating expenses^   (3,472)      (1,098)        (168)         (175)        (328)           _      (5,241)
Inter-segment expenses        (326)         (38)          (6)           (8)           _          378           _
Operating profit             7,675        1,900          557           887        1,557            _      12,576
Profit on disposal of
  fixed assets and
  financial investments         26            _            _             _          817            _         843
Net surplus on property
  revaluation                    _            _            _             _          321            _         321
Share of profits from
  associates                    29          362            _           164          100            _         655
Profit before tax            7,730        2,262          557         1,051        2,795            _      14,395
Share of profit
  before tax^ ^               52.9%        16.4%         3.8%          7.6%        19.3%           _       100.0%

Operating profit
  excluding inter-segment
  transactions               8,001        1,938          563           895        1,179            _      12,576

Operating profit
  excluding loan
  impairment (charges)/
  releases and other
  credit risk provisions     7,840        2,001          543           887        1,569            _      12,840

^ Depreciation
  /amortisation
  included in
  operating expenses          (106)         (11)          (4)           (2)        (210)           _        (333)

^ ^ Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the Customer
Groups' share of profit before tax.

At 31Dec06

Total assets               167,241       69,633       76,619       326,181       29,390            _     669,064
Total liabilities          429,667       82,340       41,959        38,609       27,791            _     620,366
Investments in associates      141        1,775            _           801          771            _       3,488
Capital expenditure
  incurred during the
  year                         159           44           11             8          157            _         379


                          Personal                                                            Inter-
                         Financial   Commercial    Corporate                                 segment
Figures in HK$m           Services      Banking      Banking      Treasury        Other  elimination       Total

Year ended 31Dec05 (restated)

Net interest income          7,092        1,587          612           995          510            _      10,796
Net fee income/(expense)     2,136          713           79           (21)          49            _       2,956
Trading income                 367          134            6           378            _            _         885
Net income/(expense) from
  financial instruments
  designated at fair value     (25)           _            _            (7)           _            _         (32)
Dividend income                  5            5            _             _           50            _          60
Net earned insurance
  premiums                   7,607          176            _             _            _            _       7,783
Other operating income         562           25            4             _          207            _         798
Inter-segment income             _            _            _             _          308         (308)          _
Total operating income      17,744        2,640          701         1,345        1,124         (308)     23,246
Net insurance claims
  incurred and movement
  in policyholders'
  liabilities               (6,964)         (50)           _             _            _            _      (7,014)
Net operating income before
  loan impairment
  (charges)/releases and
  other credit risk
  provisions                10,780        2,590          701         1,345        1,124         (308)     16,232
Loan impairment
  (charges)/releases
  and other credit risk
  provisions                   232         (803)         (47)            _            _            _        (618)
Net operating income        11,012        1,787          654         1,345        1,124         (308)     15,614
Total operating expenses^   (3,086)        (903)        (142)         (157)        (258)           _      (4,546)
Inter-segment expenses        (258)         (40)          (5)           (5)           _          308           _
Operating profit             7,668          844          507         1,183          866            _      11,068
Profit on disposal of
  fixed assets and
  financial investments          _            _            _          (217)         694            _         477
Net surplus on property
  revaluation                    _            _            _             _        1,313            _       1,313
Share of profits from
  associates                    18          234            _           106          142            _         500
Profit before tax            7,686        1,078          507         1,072        3,015            _      13,358
Share of profit
  before tax^ ^               56.8%         8.8%         3.7%          8.3%        22.4%           _       100.0%

Operating profit
  excluding
  inter-segment
  transactions               7,926          884          512         1,188          558            _      11,068

Operating profit
  excluding loan
  impairment
  (charges)/releases
  and other credit risk
  provisions                 7,436        1,647          554         1,183          866            _      11,686

^ Depreciation
  /amortisation
  included in
  operating expenses          (103)         (13)          (3)           (2)        (168)           _        (289)

^ ^ Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the
Customer Groups' share of profit before tax.

At 31Dec05

Total assets               152,086       54,319       77,514       266,645       30,256            _     580,820
Total liabilities          372,941       77,249       31,672        33,541       21,687            _     537,090
Investments in associates      116        1,454            _           657          702            _       2,929
Capital expenditure
  incurred during the
  year                         107           20            7             2           95            _         231

Personal Financial Services ('PFS') reported a growth of 5.4 per cent in operating profit excluding loan impairment charges to HK$7,840 million. Profit before tax was up by 0.6 per cent to HK$7,730 million. There was a net charge of HK$165 million in loan impairment provisions compared with a substantial net release of HK$232 million in 2005 (mainly from mortgages and personal loans). New and additional loan impairment charges were stable as the credit quality of the PFS loan portfolio remained benign.

Net interest income rose 4.7 per cent, driven by the growth in customer advances and improvement in spreads on BLR-based lending. The positive impact of encouraging growth of 13.6 per cent in customer deposits was, however, offset by the narrowing of deposit spreads on HK dollar savings and structured deposits.

The PFS loan portfolio grew 5.4 per cent, or HK$7,115 million, notwithstanding the fall in Government Home Ownership Scheme mortgages and the disposal of a part of the taxi loan portfolio to balance the overall loan portfolio structure. (Excluding such factors, PFS achieved a growth of 10.7 per cent in customer advances.) Residential mortgages, PFS's core loan product, reported encouraging growth of 5.9 per cent and gained market share amid intense market competition. Our marketing efforts have proved successful in improving credit card spending as well as consumer borrowing such that our personal loans and card advances rose 46.4 per cent and 22.1 per cent respectively. Advances for investment and IPO subscriptions, mainly to Private Banking and Prestige Banking customers, also reported significant growth. Non-interest income reported encouraging growth of 14.2 per cent with wealth management income rising 22.7 per cent.

High levels of stock market and IPO activities, underpinned by ample liquidity and bullish investment sentiment, helped investment services achieve impressive growth:

  - Our stockbroking business out-performed the market with the growth of
    86.6 per cent in turnover. Together with a 20.0 per cent increase in customer base, our securities services income rose 63.3 per cent. This reflected the popularity of our efficient e-banking and phone trading channels, the competitive pricing of broker commissions, IPO subscription package offers and successful promotion campaigns.

  - Our endeavours to maintain a broad range of quality funds from high-growth China and emerging markets equity funds to more conservative capital-guaranteed and fixed income bond funds resulted in much success and recognition. Retail investment fund sales grew by 40.6 per cent over 2005. Three funds managed by Hang Seng Investment Management Limited were named top-performing funds at the Lipper Fund Awards Hong Kong 2007.

    To capture the vast growth potential of the China equity market, Hang Seng continued to be active in launching and promoting China funds. The bank's flagship China funds, the Hang Seng China H-Share Index Leveraged 150 Fund and Hang Seng China Equity Fund, reported returns of 161.1 per cent and
    107.6 per cent respectively in 2006.

  - Structured deposits and instruments continued to grow with the launch of more sophisticated structures linked to equities, indices, foreign exchange and bullion. Spreads earned on structured products rose by 48.1 per cent.

Private banking maintained its growth momentum and delivered an outstanding result by continuing to focus on providing tailor-made financial planning services. Total operating income rose 51.1 per cent to HK$731 million and profit before tax rose by 46.3 per cent to HK$556 million.

Hang Seng's life insurance business maintained its leading market position for new annualised premiums business with the launch of new annuities and medical insurance products tailored for the needs of pre-retirees and retirees. As a result, life insurance reported a rise of 17.5 per cent in operating income, driven by growth of 18.5 per cent in the number of policies in force.

Card spending grew 11.7 per cent, boosted by promotions in joint effort with merchants and the continued improvement in consumer sentiment. Card services income rose by 22.0 per cent. The number of cards in force increased by 10.5 per cent to 1.4 million. New cards launched during 2006 include the alpha card, a debit card to tap the youth market, and VISA Infinite, which targets top-tier affluent customers.

Commercial Banking ('CMB') achieved an encouraging increase of 21.5 per cent in operating profit excluding loan impairment charges, driven by strong growth in customer advances and corporate wealth management business. Taking into account the reduction in loan impairment provisions, profit before tax rose 109.8 per cent.

Net interest income reported strong growth of 28.3 per cent. Customer advances rose 22.2 per cent, highlighting significant growth in trade finance and factoring loans with good gains in market share, and advances to the property, manufacturing, and wholesale and retail sectors. The opening of a branch in Dongguan, together with the existing branches in Guangzhou, Shenzhen and Macau, further strengthened the bank's competitive edge in providing seamless, one-stop commercial banking services to Hong Kong customers within the Pearl River Delta region.

The bank further enhanced its position as the preferred SME bank through various initiatives, such as the SME 'testimonial' TV commercial (part of the bank's brand revitalisation campaign), the launch of the Business Partner Direct 24-hour manned telephone service hotline and the extended opening hours of MTR branches. New SME accounts acquired in the second half of 2006 outpaced the first half by 34.7 per cent, as a result of intensified marketing.

The heightened focus upon CMB under the bank's Roadmap for Growth has resulted in growth of 13.5 per cent in net fees and commissions and 11.9 per cent in trading income.

The bank has continued to launch customer-centric propositions for specific industries. For retailers, the bank is the only financial institution to have introduced Octopus Merchant services, which complement other retailer solutions such as credit card merchant services, renminbi deposits, retailer insurance protection and bulk cash deposit services. Net fee income from card acquiring business achieved a strong growth of 45.1 per cent in 2006.

CMB identified great opportunities in developing corporate wealth management services. A dedicated wealth management team was established in early 2006 to better serve the investment, treasury and risk management needs of commercial customers. Furthermore, keyperson insurance was launched in early 2006. With these initiatives, corporate wealth management grew strongly and accounted for
22.5 per cent of CMB's non-interest income. An increasing trend in corporate wealth management is expected to further dilute the reliance on trade fee income.

The pace of online business banking has accelerated. At 31 December 2006, over 38,000 customers had registered for Business e-banking services, an increase of
32.1 per cent from the end of 2005. The number of online business banking transactions also grew by 46.8 per cent.

Corporate Banking's ('CIB') net operating income increased by 11.8 per cent. Strong liquidity in the banking system continued to squeeze corporate loan margins, and CIB stayed focused on asset yield rather than loan growth. Customer deposits registered a healthy growth of 32.5 per cent. CIB also stepped up its efforts in collaboration with Treasury in providing corporate treasury services and structured products to grow non-fund income. Operating profit before impairment charges was down by 2.0 per cent. The strong growth of our targeted business segments from diversification of customer base in Hong Kong and the Mainland largely compensated for the fall in lending to large corporates. Profit before tax increased by 9.9 per cent, benefiting from a release in collectively assessed impairment allowances.

Treasury's ('TRY') operating profit was down by 25.0 per cent at HK$887 million. Profit before tax, however, was down only 2.0 per cent, due to the absence of losses on the disposal of investment securities (a loss of HK$217 million was recorded in the previous year). TRY continued to pursue its strategy of enhancing trading capability and providing more sophisticated products for corporate and individual customers. This led to a substantial 66.1 per cent increase in trading income, which reached HK$628 million. The balance sheet management portfolio, however, continued to face the challenge of the rise in funding costs, particularly for the US dollar portfolio, as well as flattened yield curves. Net interest income fell by 51.7 per cent. The position, however, has been improving since the second half of the year with the halt in US dollar interest rate hikes and subdued HK dollar interest rates due to ample market liquidity.

Mainland business

The bank expanded its network to 15 outlets in 2006 by upgrading the representative office in Dongguan to a branch and opening three new sub-branches in Shanghai and Guangzhou. This is in pursuance of its strategy to focus on the Yangtze River Delta and Pearl River Delta regions and to develop its Prestige Banking customer base through its sub-branch network in major cities. Strong growth was recorded in customer advances, which rose 50.9 per cent to HK$15.9 billion. Customer deposits also rose significantly by 51.1 per cent. Profit before tax rose 94.2 per cent to HK$134 million, with growth of 94.5 per cent in net operating income.

By customer group, mainland PFS focused on the Prestige Banking segment, benefiting from Hang Seng's established strengths, including excellent customer service, strong wealth management capabilities and experience in mortgage business. CMB and CIB teams collaborated closely with their Hong Kong counterparts to serve customers' business needs on the Mainland and in Hong Kong, and to cultivate new relationships to expand the mainland corporate customer base. TRY continued to manage the funding positions of the branches and develop structured investment products to meet customers' needs.

Including our share of profit from Industrial Bank Co., Ltd., our mainland business contributed 6.1 per cent of total profit before tax, compared with 4.5 per cent in 2005.

Mainland business financial highlights
                                                            2006       2005
Figures in HK$m

Profit before tax of mainland branches                       134         69
Share of profit from mainland associate on pre-tax basis     763        547
Profit before tax of mainland business                       897        616

Share of group's profit before tax^                          6.1%       4.5%

^ Share of profit from associate is adjusted to pre-tax basis for the purpose of calculating the share of group's profit before tax.


Contents

The financial information in this news release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the bank') and its subsidiaries and associates ('the group') for the year ended 31 December 2006.

...Highlights of Results
...Chairman's Comment
...Results Summary
...Customer Group Performance
...Mainland Business
...Contents
...Consolidated Income Statement
...Consolidated Balance Sheet
...Consolidated Statement of Recognised Income and Expense
...Consolidated Cash Flow Statement
...Economic Profit
...Financial Review
.....Net interest income
.....Net fee income
.....Trading income
.....Net income/(expense) from financial instruments designated at fair value
.....Other operating income
.....Analysis of income from wealth management business
.....Loan impairment charges and other credit risk provisions
.....Operating expenses
.....Profit on disposal of fixed assets and financial investments
.....Tax expense
.....Earnings per share
.....Dividends per share
.....Segmental analysis
.....Analysis of assets and liabilities by remaining maturity
.....Cash and balances with banks and other financial institutions
.....Placings with and advances to banks and other financial institutions
.....Trading assets
.....Financial assets designated at fair value
.....Advances to customers
.....Loan impairment allowances against advances to customers
.....Impaired advances and allowances
.....Overdue advances
.....Rescheduled advances
.....Segmental analysis of advances to customers by geographical area
.....Gross advances to customers by industry sector
.....Financial investments
.....Amount due from/to immediate holding company and fellow subsidiary companies
.....Investments in associates
.....Intangible assets
.....Other assets
.....Current, savings and other deposit accounts
.....Certificates of deposit and other debt securities in issue
.....Trading liabilities
.....Other liabilities
.....Subordinated liabilities
.....Shareholders' funds
.....Capital resources management
.....Liquidity ratio
.....Reconciliation of cash flow statement
.....Contingent liabilities, commitments and derivatives
.....Cross-border claims
.....Statutory accounts and accounting policies
.....Comparative figures
.....Property revaluation
.....Market risk
.....Foreign currency positions
.....Non-adjusting post balance sheet event
.....Ultimate holding company
.....Register of shareholders
.....Proposed timetable for 2007 quarterly dividends
.....News release

Consolidated Income Statement

                                                          Year ended
                                                  31Dec06           31Dec05
Figures in HK$m                                                   (restated)

Interest income                                    29,262            19,713
Interest expense                                  (17,568)           (8,917)
Net interest income                                11,694            10,796
Fee income                                          4,074             3,394
Fee expense                                          (577)             (438)
Net fee income                                      3,497             2,956
Trading income                                      1,330               885
Net income/(expense) from financial
  instruments designated at fair value                899               (32)
Dividend income                                        47                60
Net earned insurance premiums                       7,846             7,783
Other operating income                                845               798
Total operating income                             26,158            23,246
Net insurance claims incurred and
  movement in policyholders' liabilities           (8,077)           (7,014)
Net operating income before loan impairment
  charges and other credit risk provisions         18,081            16,232
Loan impairment charges and other credit risk
  provisions                                         (264)             (618)
Net operating income                               17,817            15,614
Employee compensation and benefits                 (2,694)           (2,281)
General and administrative expenses                (2,214)           (1,976)
Depreciation of premises, plant and equipment        (323)             (280)
Amortisation of intangible assets                     (10)               (9)
Total operating expenses                           (5,241)           (4,546)
Operating profit                                   12,576            11,068
Profit on disposal of fixed assets and
  financial investments                               843               477
Net surplus on property revaluation                   321             1,313
Share of profits from associates                      655               500
Profit before tax                                  14,395            13,358
Tax expense                                        (2,049)           (1,795)
Profit for the year                                12,346            11,563

Profit attributable to shareholders                12,038            11,342
Profit attributable to minority interests             308               221
                                                   12,346            11,563

Dividends                                           9,942             9,942
Earnings per share (in HK$)                          6.30              5.93


With effect from 2006 (and as restated for 2005), interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described below has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

                                                                2006      2005

Interest income                                               28,639    19,029
Interest expense                                             (15,000)   (7,983)
Net interest income                                           13,639    11,046
Net interest income and expense reported as 'Net trading
  income'                                                     (2,039)     (306)
Net interest income and expense reported as 'Net income
  from financial instruments designated at fair value'            94        56

Consolidated Balance Sheet
                                              At 31Dec06         At 31Dec05
Figures in HK$m

Assets
Cash and balances with banks and
  other financial institutions                     9,390              9,201
Placings with and advances to banks and
  other financial institutions                    99,705             69,286
Trading assets                                    12,467             12,600
Financial assets designated at fair value          8,280              6,027
Derivative financial instruments                   1,887              1,715
Advances to customers                            279,353            260,680
Financial investments                            227,710            189,904
Investments in associates                          3,488              2,929
Investment properties                              2,732              4,273
Premises, plant and equipment                      6,516              6,750
Interest in leasehold land held for own use
  under operating lease                              580                594
Intangible assets                                  2,070              1,636
Other assets                                      14,886             15,225
                                                 669,064            580,820

Liabilities
Current, savings and other deposit
  accounts                                       482,821            430,995
Deposits from banks                               17,950             12,043
Trading liabilities                               60,093             45,804
Financial liabilities designated at
  fair value                                       1,562              1,528
Derivative financial instruments                   1,531              1,792
Certificates of deposit and other
  debt securities in issue                         7,595             10,023
Other liabilities                                 16,123             14,138
Liabilities to customers under
  insurance contracts                             22,975             15,335
Deferred tax and current tax
liabilities                                        2,716              1,921
Subordinated liabilities                           7,000              3,511
                                                 620,366            537,090

Capital resources
Minority interests                                 1,717              1,159
Share capital                                      9,559              9,559
Retained profits                                  29,044             26,052
Other reserves                                     4,745              3,327
Proposed dividends                                 3,633              3,633
Shareholders' funds                               46,981             42,571
                                                  48,698             43,730
                                                 669,064            580,820

Consolidated Statement of Recognised Income and Expense


                                                           Year ended
Figures in HK$m                                        31Dec06    31Dec05

Unrealised surplus on revaluation of premises,
  net of tax                                               519        863
Tax on realisation of revaluation surplus on disposal
  of premises                                              106          9
Available-for-sale investments reserve, net of tax:
- fair value changes taken to equity                     1,232     (1,237)
- fair value changes transferred to income statement
  - on impairment                                           12          _
  - on hedged items                                         21        249
  - on disposal                                           (325)      (487)
Cash flow hedges reserve, net of tax:
- fair value changes taken to equity                      (179)      (524)
- fair value changes transferred to income statement       442         32
Actuarial gains on defined benefit plans, net of tax       218        158
Exchange differences on translation of financial
  statements of overseas branches, subsidiaries and
  associates                                               184         50
Net income/(expense) recognised directly in equity       2,230       (887)
Profit for the year                                     12,346     11,563
Total recognised income and expense for the year        14,576     10,676

Attributable to shareholders                            14,268     10,455
Attributable to minority interests                         308        221
                                                        14,576     10,676

Consolidated Cash Flow Statement

                                                            Year ended
Figures in HK$m                                    31Dec06               31Dec05

Net cash inflow from operating activities           53,541                26,840

Cash flows from investing activities

Dividends received from associates                      33                    75
Purchase of available-for-sale investments        (101,258)              (48,780)
Purchase of held-to-maturity debt securities          (351)                 (190)
Proceeds from sale or redemption of
  available-for-sale investments                    69,279                21,888
Proceeds from sale or redemption of
  held-to-maturity debt securities                      38                    33
Purchase of fixed assets and intangible assets        (379)                 (167)
Proceeds from sale of fixed assets and
  assets held for sale                               3,130                   186
Interest received from available-for-sale
  investments                                        6,557                 4,495
Dividends received from available-for-sale
  investments                                           45                    58
Net cash outflow from investing activities         (22,906)              (22,402)

Cash flows from financing activities
Dividends paid                                      (9,942)               (9,942)
Interest paid for subordinated liabilities            (332)                  (58)
Proceeds from subordinated liabilities               3,489                 4,478
Net cash outflow from financing activities          (6,785)               (5,522)

Increase/(decrease) in cash and cash
  equivalents                                       23,850                (1,084)

Cash and cash equivalents at 1 January              65,513                67,051
Effect of foreign exchange rate changes                912                  (454)
Cash and cash equivalents at 31 December            90,275                65,513

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the bank's shareholders.

For the year 2006, economic profit was HK$7,343 million, an increase of HK$1,259 million, or 20.7 per cent, compared with 2005. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax and depreciation attributable to the revaluation, rose by HK$1,537 million. Cost of capital rose by HK$278 million, in line with the growth in invested capital with the accumulation of retained profits.

                                                 Year ended
                                          31Dec06                  31Dec05
                                 HK$m           %         HK$m           %

Average invested capital       38,962                   36,000

Return on invested capital^    11,840        30.4       10,303        28.6
Cost of capital                (4,497)      (11.5)      (4,219)      (11.7)
Economic profit                 7,343        18.9        6,084        16.9

^Return on invested capital is based on post-tax profit excluding any surplus/ deficit arising from property revaluation and depreciation attributable to the revaluation surplus.


Financial Review

Net interest income

                                                                2006        2005
Figures in HK$m                                                        (restated)

Net interest income/(expense) arising from:
- financial assets and liabilities that are not at fair value
  through profit and loss                                     13,689      11,068
- trading assets and liabilities                              (2,039)       (306)
- financial instruments designated at fair value                  44          34
                                                              11,694      10,796

Average interest-earning assets                              578,588     522,922

Net interest spread                                             1.66%      1.85%
Net interest margin                                             2.02%      2.06%

With effect from 2006 (and as restated for 2005), interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described in page 22 has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong. The impact of the change in accounting presentation is set out in note 1 under 'Additional information' on page 56.

Net interest income rose by HK$898 million, or 8.3 per cent, to HK$11,694 million with a 10.6 per cent increase in average interest-earning assets.

Average customer advances rose 4.5 per cent, driven by encouraging growth in higher yielding card advances, personal loans, trade finance and mainland loans. BLR-based lending - mainly residential mortgages and certain trade finance, overdraft and SME loans - benefited from a wider BLR/HIBOR gap. The pricing of residential mortgages and corporate lending, however, was still under pressure due to intense market competition. Overall, the total loan portfolio contributed HK$419 million to the growth in net interest income.

Benefiting from the rise in both interest rate and funds balance, net free funds added HK$867 million to net interest income. Of this, HK$302 million was attributable to non-interest-bearing HK dollar current accounts. Net shareholders' funds increased due to the growth in retained profits and the proceeds from the disposal of properties, contributing HK$565 million.

The debt securities portfolio of life insurance fund investments grew by 50.9 per cent, adding HK$264 million to net interest income.

Average customer deposits rose by 11.3 per cent, mainly reflecting increases in time and structured deposits. However, the favourable impact of the growth in deposits was more than offset by the narrower deposit spread on HK dollar savings and the change in average deposit mix from savings and current account deposits to time and structured deposits. Net interest income from deposit products fell by HK$138 million. For structured deposits, the bank earns a spread on the derivatives embedded in the structured deposits, which was reported as trading income. Thus, there was no deposit spread on structured deposits reported under net interest income.

Yields in treasury balance sheet management portfolios were further compressed by the rise in funding costs and flattened yield curves, and this resulted in a fall of HK$514 million in net interest income.

Net interest margin fell by four basis points to 2.02 per cent. Net interest spread fell 19 basis points to 1.66 per cent, mainly due to the treasury balance sheet management portfolios and deposit spreads on HK dollar savings and structured deposits as mentioned above, outweighing the impact of loan growth and margin enhancement. The fall in net spread was largely offset by the contribution from net free funds which rose 15 basis points to 0.36 per cent.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:


Figures in HK$m                                          2006             2005

Net interest income                                    13,639           11,046
Average interest-earning assets                       564,027          505,221

Net interest spread                                      1.83%            1.94%
Net interest margin                                      2.42%            2.19%

Net fee income
                                                                 2006        2005
Figures in HK$m                                                         (restated)

- Stockbroking and related services                               805         493
- Retail investment products and funds under management           891         916
- Insurance                                                       108         116
- Account services                                                274         225
- Private banking                                                 336         174
- Remittances                                                     161         141
- Cards                                                           860         705
- Credit facilities                                               111         117
- Trade services                                                  380         375
- Other                                                           148         132
Fee income                                                      4,074       3,394
Fee expense                                                      (577)       (438)
                                                                3,497       2,956

Net fee income rose by HK$541 million, or 18.3 per cent, compared with 2005.
Stockbroking and related services rose 63.3 per cent, driven by an 86.6 per cent growth in turnover with a 20.1 per cent growth in customer base. Benefiting from the favourable investment environment, income from private banking investment services rose 93.1 per cent. Card services income rose by 22.0 per cent, supported by a rise of 10.5 per cent in the number of cards in issue and an 11.7 per cent increase in cardholder spending. Deposit services and payment and cash management business also showed good progress, reporting growth in account services fees and remittances of 21.8 per cent and 14.2 per cent respectively.

Trading income
                                                            2006          2005
Figures in HK$m                                                      (restated)

Trading income:
- foreign exchange                                         1,178           785
- securities, derivatives and other trading activities       152           100
                                                           1,330           885

Trading income reached HK$1,330 million, a rise of HK$445 million, or 50.3 per cent, over 2005. Foreign exchange income increased by HK$393 million, or 50.1 per cent, attributable to active position taking and increased customer activity. The increase in spreads earned on foreign exchange option-linked products offered to retail and corporate customers also contributed to foreign exchange income growth. Securities, derivatives and other trading rose by HK$52 million, attributable to the improvement in trading results and the growth in trading volume and profit earned on equity-linked products provided to customers.

With effect from 2006 reporting, interest income and expense from trading assets and liabilities are reported under 'Net interest income'. Details of the change in accounting presentation are set out in note 1 under 'Additional information' on page 56.

Net income/(expense) from financial instruments designated at fair value

                                                            2006          2005
Figures in HK$m                                                      (restated)

Net income/(expense) on assets designated at fair
  value which back insurance and investment contracts        910           (25)

Net change in fair value of other financial instruments
  designated at fair value                                   (11)           (7)
                                                             899           (32)

Financial instruments designated at fair value reported a net income of HK$899 million, compared with a net expense of HK$32 million last year, reflecting the outstanding investment performance of the life insurance fund portfolios.

With effect from 2006 reporting, interest income and expense from financial instruments designated at fair value are reported under 'Net interest income'.
Details of the change in accounting presentation are set out in note 1 under 'Additional information' on page 56.

Other operating income

Figures in HK$m                                             2006          2005

Rental income from investment properties                     186           207
Movement in present value of in-force long-term
  insurance business                                         363           316
Other                                                        296           275
                                                             845           798

Analysis of income from wealth management business

Figures in HK$m                                             2006          2005
Investment income:
- retail investment products and funds under management      891           916
- structured investment products in issue                    419           283
- private banking^                                           345           188
- stockbroking and related services                          805           493
- margin trading                                              59            63
                                                           2,519         1,943
Insurance income:
- life insurance                                           1,476         1,256
- general insurance and others                               286           289
                                                           1,762         1,545
Total                                                      4,281         3,488

^ Income from private banking includes income reported under net fee income on the investment services and profit generated from selling of structured investment products in issue, reported under trading income.

Wealth management income gained strong growth momentum in 2006, reporting a rise of 22.7 per cent over 2005.

Investment services income rose by 29.6 per cent, benefiting from the buoyant stock market and positive investment sentiment. Our efficient and convenient e-banking and phone trading channels played key roles in the expansion of our securities broking business, which grew its customer base and market share. With the success of campaigns to acquire new accounts and promote active trading as well as offers such as special packages for IPO subscriptions, stockbroking turnover rose 86.6 per cent and income increased by 63.3 per cent. Private banking continued to expand its customer base and product range. Assets under management rose 39.6 per cent and private banking income grew 83.5 per cent.
Retail investment fund sales grew by 40.6 per cent over 2005, supported by a broad range of fund offerings from high-growth China and emerging market equity funds to capital-guaranteed and fixed-income funds. Equity, foreign exchange and other market-linked investment and deposit products also reached record highs in terms of issue volume and income earned, which were up by 68.6 per cent and 48.1 per cent respectively.

Life insurance recorded satisfactory income growth of 17.5 per cent to reach
HK$1,476 million (as analysed in the table below). During the year, we continued to launch new products catering for customers' investment and protection needs.
The Monthly Income Retirement Plan was successful in capturing a section of the lucrative retirement plan market and the MediCash Lifetime Insurance Plan, which targets mid-market pre-retirees, was also well received.

Figures in HK$m                                               2006       2005

Net interest income and fee income                             665        411
Investment return on life insurance funds                      910        (25)
Net earned insurance premiums                                7,534      7,483
Net insurance claims incurred and movement in
  policyholders' liabilities                                (7,996)    (6,929)
Movement in present value of in-force long-term insurance
  business                                                     363        316
                                                             1,476      1,256

Income from general insurance and others maintained at the same level as the previous year.

Loan impairment charges and other credit risk provisions

Figures in HK$m                                           2006            2005

Loan impairment (charges)/releases:
- individually assessed                                   (107)           (309)
- collectively assessed                                   (145)           (309)
                                                          (252)           (618)
of which:
- new and additional                                      (423)         (1,070)
- releases                                                 106             351
- recoveries                                                65             101
                                                          (252)           (618)

Other provision                                            (12)              _

Loan impairment charges and other
  credit risk provisions                                  (264)           (618)

Loan impairment charges and other credit risk provisions decreased by HK$354 million, or 57.3 per cent, to HK$264 million, reflecting the benign credit environment. There was a decrease of HK$202 million in individually assessed provisions, mainly due to a substantial reduction in new and additional charges for commercial banking customers. Releases from commercial banking accounts increased but those from mortgages and personal lending were substantially lower. Of the collectively assessed charges, HK$139 million was made on card and personal loan portfolios, a rise of 13.9 per cent over last year. A charge of HK$6 million was made on advances not identified individually as impaired, compared with a charge of HK$187 million made in 2005. The reduction in historical loss rates used at the end of 2006 for calculation of this type of collectively assessed impairment provisions reflects the continued improvement in credit conditions in recent years.

Operating expenses

Figures in HK$m                                             2006          2005
Employee compensation and benefits:
- salaries and other costs                                 2,470         2,074
- retirement benefit costs                                   124           137
- share-based payments                                       100            70
                                                           2,694         2,281
General and administrative expenses:
- rental expenses                                            267           207
- other premises and equipment                               829           751
- other operating expenses                                 1,118         1,018
                                                           2,214         1,976
Depreciation of business premises
  and equipment                                              323           280
Amortisation of intangible assets                             10             9
                                                           5,241         4,546

Cost efficiency ratio                                       29.0%         28.0%

Staff numbers^ by region                                    2006          2005

Hong Kong                                                  7,748         7,425
Mainland                                                     661           377
Others                                                        55            43
Total                                                      8,464         7,845

^ Full-time equivalent

Operating expenses rose by HK$695 million, or 15.3 per cent, compared with 2005.
Employee compensation and benefits increased by 18.1 per cent, due to the annual salary increment, the increase in number of staff, and performance-based incentives and bonuses. General and administrative expenses were up 12.0 per cent. Rental expenses increased due to increases in rents for branches in Hong
Kong and new branches on the Mainland. Other premises and equipment expenses increased by 10.4 per cent, attributable to IT systems development and enhancement for business expansion and regulatory related projects. The rise in marketing expenditure was attributable mainly to the launch of the bank's new brand image and increased promotion of investment and insurance products and credit cards. Depreciation charges rose by 15.4 per cent as a result of the increase in fair value of business premises. The bank's mainland operations, which expanded its network from 12 to 15 outlets and increased its staff force from 377 to 661 during 2006, also accounted for the bank's increase in operating expenses.

The number of full-time equivalent staff increased by 619 compared with the previous year-end. New staff in Hong Kong were hired to further expand private banking's financial advisory team and CMB's relationship management and corporate wealth management teams, as well as to support IT systems development and enhancement. The number of staff at mainland branches rose by 75.3 per cent, mainly to support the network expansion, building up sales and marketing force for personal banking business, and strengthening of the corporate and commercial relationship management and trade services teams.

The cost efficiency ratio for 2006 was 29.0 per cent, compared with 28.0 per cent in 2005.

Profit on disposal of fixed assets and financial investments

Figures in HK$m                                                     2006    2005

Profit on disposal of available-for-sale securities:
- realisation of amounts previously recognised
  in reserves at 1 January                                           137     611
- net gains/(losses) arising in the year                             201    (153)
                                                                     338     458

Profit less loss on disposal of fixed assets                         505      19
                                                                     843     477

Profit on disposal of fixed assets and financial investments amounted to HK$843 million, an increase of 76.7 per cent over last year. Profit on disposal of fixed assets, mainly properties, rose by HK$486 million to HK$505 million.
During the year, the group sold properties for a total value of HK$3.1 billion, including the property at 77 Des Voeux Road Central, to rationalise the bank's property portfolio and enhance shareholders' return. Profit on the disposal of equity investments fell to HK$338 million.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m                                               2006       2005

Current tax - provision for Hong Kong profits tax
Tax for the year                                             2,188      1,501

Current tax - taxation outside Hong Kong
Tax for the year                                                36         12

Deferred tax
Origination and reversal of
  temporary differences                                       (175)       282

Total tax expense                                            2,049      1,795

The current tax provision is based on the estimated assessable profit for 2006, and is determined for the bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2005). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded in equity. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share in 2006 is based on earnings of HK$12,038 million (HK$11,342 million in 2005) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2005).

Dividends per share

                                         2006                             2005
                             HK$         HK$m               HK$           HK$m
                       per share                      per share

First interim               1.10        2,103              1.10          2,103
Second interim              1.10        2,103              1.10          2,103
Third interim               1.10        2,103              1.10          2,103
Fourth interim              1.90        3,633              1.90          3,633
                            5.20        9,942              5.20          9,942

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Profit before tax contributed by the customer groups in 2006 compared with 2005 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 8.

                           Personal
                          Financial  Commercial   Corporate
Figures in HK$m            Services     Banking     Banking     Treasury     Other     Total

Year ended 31Dec06

Profit before tax             7,730       2,262         557        1,051     2,795    14,395
Share of profit before tax^    52.9%       16.4%        3.8%         7.6%     19.3%    100.0%

Year ended 31Dec05

Profit before tax             7,686       1,078         507        1,072     3,015    13,358
Share of profit before tax^    56.8%        8.8%        3.7%         8.3%     22.4%    100.0%

^ Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the Customer Groups' share of profit before tax.

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m                      Hong Kong  Americas  Mainland and       Total
                                                                 other

Year ended 31Dec06

Income and expense
Total operating income                  24,449     1,295           414      26,158
Profit before tax                       12,380     1,262           753      14,395
Capital expenditure
  incurred during the year                 335         _            44         379

At 31Dec06
Total assets                           573,067    65,997        30,000     669,064
Total liabilities                      603,636     4,180        12,550     620,366
Contingent liabilities
  and commitments                      165,541         _         8,701     174,242

Year ended 31Dec05

Income and expense
Total operating income                  21,377     1,644           225      23,246
Profit before tax                       11,253     1,614           491      13,358
Capital expenditure
  incurred during the year                 206         _            25         231

At 31Dec05
Total assets                           497,406    60,845        22,569     580,820
Total liabilities                      520,260     9,395         7,435     537,090
Contingent liabilities
  and commitments                      137,536         _         3,973     141,509


Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date in accordance with the guideline issued by the Hong Kong Monetary Authority.

                                  Three
                                 months     Three         One
                   Repayable    or less    months        year       Over                      No
                          on    but not        to          to       five             contractual
Figures in HK$m       demand  on demand  one year  five years      years    Trading     maturity      Total

Assets
Cash and balances
  with banks and
  other financial
  institutions         9,390          _         _           _          _          _            _      9,390
Placings with and
  advances to
  banks and other
  financial
  institutions        16,529     82,200       976           _          _          _            _     99,705
Trading assets             _          _         _           _          _     12,467            _     12,467
Financial assets
  designated
  at fair value            _        136       400       1,256      2,557          _        3,931      8,280
Derivative
  financial
  instruments              _        166       146         153         48      1,374            _      1,887
Advances to
  customers           17,087     34,868    39,736      87,768     99,894          _            _    279,353
Financial
  investments              _     22,703    51,385     134,981     16,601          _        2,040    227,710
Investments in
  associates               _          _         _           _          _          _        3,488      3,488
Investment
  properties               _          _         _           _          _          _        2,732      2,732
Premises, plant and
  equipment                _          _         _           _          _          _        6,516      6,516
Interest in leasehold
  land held for own
  use under operating      _          _         _           _          _          _          580        580
  lease
Intangible assets          _          _         _           _          _          _        2,070      2,070
Other assets           6,304      5,694     1,500         262         10          _        1,116     14,886
At 31Dec06            49,310    145,767    94,143     224,420    119,110     13,841       22,473    669,064

At 31Dec05            43,944     97,970    74,642     220,161    110,087     13,861       20,155    580,820


                                  Three
                                 months    Three         One
                   Repayable    or less   months        year       Over                      No
                          on    but not       to          to       five             contractual
Figures in HK$m       demand  on demand one year  five years      years     Trading    maturity        Total


Liabilities
Current, savings
  and other
  deposit
  accounts           290,463    182,885    8,497         976          _           _           _      482,821
Deposits
  from banks           2,797     14,032    1,121           _          _           _           _       17,950
Trading
  liabilities              _          _        _           _          _      60,093           _       60,093
Financial
  liabilities
  designated at
  fair value              81          _        _         996          _           _         485        1,562
Derivative
  financial
  instruments              _          7      101          98         11       1,314           _        1,531
Certificates of
  deposit and
  other debt
  securities
  in issue                 _         74      866       6,655          _           _           _        7,595
Other
  liabilities          6,486      8,577      468         120        143           _         329       16,123
Liabilities
  to customers
  under insurance
  contracts                _          _        _           _          _           _      22,975       22,975
Deferred tax
  and current
  tax liabilities          _        481      747           _          _           _       1,488        2,716
Subordinated
  liabilities              _          _        _       7,000          _           _           _        7,000
At 31Dec06           299,827    206,056   11,800      15,845        154      61,407      25,277      620,366

At 31Dec05           242,673    207,494    8,478       9,120      4,690      47,139      17,496      537,090

Cash and balances with banks and other financial institutions

Figures in HK$m                             At 31Dec06          At 31Dec05

Cash in hand                                     4,920               4,772
Balances with central banks                        357                 303
Balances with banks and other
financial institutions                           4,113               4,126
                                                 9,390               9,201

Placings with and advances to banks and other financial institutions

Figures in HK$m                             At 31Dec06          At 31Dec05

Placings with and advances to banks and
  other financial institutions maturing
  within one month                              75,722              54,338
Placings with and advances to banks and
  other financial institutions maturing
  after one month                               23,983              14,948
                                                99,705              69,286

Trading assets

Figures in HK$m                             At 31Dec06          At 31Dec05

Treasury bills                                   6,071               2,594
Certificates of deposit                            212                 538
Other debt securities                            6,109               9,440
Debt securities                                 12,392              12,572
Equity shares                                       16                  28
Total trading securities                        12,408              12,600
Loans and advances to customers^                    59                   _
Total trading assets                            12,467              12,600

Debt securities:
- listed in Hong Kong                            2,839                 767
- listed outside Hong Kong                         269                   _
                                                 3,108                 767
- unlisted                                       9,284              11,805
                                                12,392              12,572
Equity shares:
- listed in Hong Kong                               16                  17
- unlisted                                           _                  11
                                                    16                  28
Total trading securities                        12,408              12,600

Debt securities:
Issued by public bodies:
- central governments and central
  banks                                          8,969               5,625
- other public sector entities                     926               1,489
                                                 9,895               7,114
Issued by other bodies:
- banks and other financial
  institutions                                   1,555               2,836
- corporate entities                               942               2,622
                                                 2,497               5,458
                                                12,392              12,572
Equity shares:
Issued by corporate entities                        16                  28
Total trading securities                        12,408              12,600

^These represent amounts receivable from counterparties on trading transactions not yet settled.

Financial assets designated at fair value

Figures in HK$m                             At 31Dec06          At 31Dec05

Certificates of deposit                            232                 194
Other debt securities                            4,587               4,075
Debt securities                                  4,819               4,269
Equity shares                                    3,461               1,758
                                                 8,280               6,027

Debt securities:
- listed in Hong Kong                              359                 100
- listed outside Hong Kong                          31                  22
                                                   390                 122
- unlisted                                       4,429               4,147
                                                 4,819               4,269
Equity shares:
- listed in Hong Kong                            1,202                 732
- listed outside Hong Kong                       1,300                 979
                                                 2,502               1,711
- unlisted                                         959                  47
                                                 3,461               1,758
                                                 8,280               6,027

Debt securities:
Issued by public bodies:
- central governments and central
  banks                                            870                 865
- other public sector entities                     285                 295
                                                 1,155               1,160
Issued by other bodies:
- banks and other financial
  institutions                                   3,535               2,937
- corporate entities                               129                 172
                                                 3,664               3,109
                                                 4,819               4,269
Equity shares:
Issued by corporate entities                     3,461               1,758
                                                 8,280               6,027

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of life insurance funds designated at fair value for backing policyholders' liabilities.

Advances to customers

Figures in HK$m                             At 31Dec06          At 31Dec05

Gross advances to customers                    280,277             261,714
Less:
Loan impairment allowances:
- individually assessed                           (406)               (524)
- collectively assessed                           (518)               (510)
                                               279,353             260,680

Included in advances to customers are:
- trade bills                                    3,907               3,024
- loan impairment allowances                       (16)                (14)
                                                 3,891               3,010

Loan impairment allowances against advances to customers

                             Individually    Collectively
Figures in HK$m                  assessed        assessed            Total

At 1 January 2006                     524             510            1,034
Amounts written off                  (224)           (177)            (401)
Recoveries of advances
  written off in previous years        25              40               65
New impairment allowances
  charged to income statement         238             185              423
Impairment allowances
  released to income statement       (131)            (40)            (171)
Unwind of discount of loan
  impairment allowances
  recognised as 'interest income'     (26)              -              (26)
At 31 December 2006                   406             518              924

Total loan impairment allowances as a percentage of gross advances to customers are as follows:
                                           At 31Dec06          At 31Dec05
                                                    %                   %

Loan impairment allowances:
- individually assessed                          0.15                0.20
- collectively assessed                          0.18                0.19
Total loan impairment allowances                 0.33                0.39

Total loan impairment allowances as a percentage of gross advances to customers was 0.33 per cent at 31 December 2006, compared with 0.39 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell by 0.05 percentage points to 0.15 per cent, reflecting recoveries from doubtful accounts and writing off of irrecoverable balances against impairment allowances. The percentage of collectively assessed allowances was slightly lowered to 0.18 per cent from 0.19 per cent at the previous year-end.

Impaired advances and allowances

Figures in HK$m                             At 31Dec06          At 31Dec05

Gross impaired advances                          1,387               1,433
Individually assessed allowances                  (406)               (524)
Net impaired advances                              981                 909

Individually assessed allowances
  as a percentage of
  gross impaired advances                         29.3%               36.6%

Gross impaired advances
  as a percentage of
  gross advances to customers                      0.5%                0.5%

Impaired advances are those advances with objective evidence of impairment as assessed on an individual basis. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances fell by 3.2 per cent to HK$1,387 million, reflecting the recovery and upgrading of certain commercial banking accounts. Gross impaired advances as a percentage of gross advances to customers stood at 0.5 per cent, the same level as last year.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

                                                 At 31Dec06           At 31Dec05
                                               HK$m       %      HK$m          %
Gross advances to customers
  which have been overdue
  with respect to either principal
  or interest for periods of:
- six months or less but over three
  months                                        504     0.2       482        0.2
- one year or less but over six
  months                                        263     0.1       211        0.1
- over one year                                 173       _       169          _
                                                940     0.3       862        0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances increased by 9.0 per cent to HK$940 million at 31 December 2006, representing 0.3 per cent (same level as the previous year-end) of gross advances to customers, mainly attributable to commercial banking accounts.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

                                          At 31Dec06            At 31Dec05
                                       HK$m        %         HK$m        %

Rescheduled advances to customers       357      0.1          361      0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 38).

Rescheduled advances decreased by HK$4 million, or 1.1 per cent, to HK$357 million at 31 December 2006, representing 0.1 per cent (same level as the previous year-end) of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2006, over 90 per cent of the group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (a position unchanged from that at 31 December 2005).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

                                              At 31Dec06         At 31Dec05
Figures in HK$m                                                   (restated)

Gross advances to customers for
  use in Hong Kong

Industrial, commercial and
  financial sectors
Property development                              18,051             16,446
Property investment                               48,096             45,964
Financial concerns                                 2,103                968
Stockbrokers                                         234                221
Wholesale and retail trade                         6,360              5,562
Manufacturing                                      7,670              6,477
Transport and transport equipment                 11,145             11,919
Other                                             22,787             22,912
                                                 116,446            110,469
Individuals
Advances for the purchase of flats under
  the Government Home Ownership
  Scheme, Private Sector Participation
  Scheme and Tenants Purchase Scheme              20,078             22,879
Advances for the purchase of other
  residential properties                          83,616             81,318
Credit card advances                               9,448              7,735
Other                                              8,813              7,563
                                                 121,955            119,495
Total gross advances for use in Hong Kong        238,401            229,964
Trade finance                                     19,684             15,874
Gross advances for use outside Hong Kong          22,192             15,876
Gross advances to customers                      280,277            261,714

Gross advances to customers rose by 7.1 per cent compared with the previous year-end.

Lending to the property development sector rose 9.8 per cent, reflecting the increase in financing of development projects by CIB and CMB. The 4.6 per cent rise in property investment was largely residential mortgages to property holding vehicles controlled by individuals. Lending to investment companies grouped under the financial concerns sector rose significantly, driven by the active investment market. The encouraging growth of the CMB loan portfolio was reflected in rises of 14.3 per cent and 18.4 per cent in lending to the wholesale and retail trade and manufacturing sector respectively. Lending to the transport and transport equipment sector recorded a fall of 6.5 per cent, attributable to the disposal of a part of the taxi portfolio to balance the overall loan portfolio structure. Excluding such effect, lending to this sector rose 5.5 per cent.

Trade finance recorded strong growth of 24.0 per cent and gained substantial market share in 2006, reflecting CMB's achievement in strengthening customer relationships and enhancing trade finance service efficiency.

Lending to individuals recorded a rise of 2.1 per cent. Excluding the fall in Government Home Ownership Scheme mortgages, lending to individuals grew by 5.4 per cent. Residential mortgages to individuals rose by 2.8 per cent and the bank gained market share amid intense market competition. Including mortgages held in the name of investment holding vehicles, which were grouped under the property investment sector as mentioned above, the growth rate reached 5.2 per cent.

With the improved economic environment and positive consumer sentiment, personal loans and card advances rose 46.4 per cent and 22.1 per cent respectively. PFS further expanded its consumer finance business by stepping up marketing initiatives and improving process efficiency.

Loans for use outside Hong Kong increased by HK$6,316 million, or 39.8 per cent, over the previous year-end. This was due largely to the 50.9 per cent expansion of lending by mainland branches, which had reached HK$15,851 million at 31 December 2006. Strong growth was recorded in corporate lending, driven by renminbi loans which can be priced at a higher margin. Trade finance rose significantly, reflecting good collaboration between the Hong Kong and mainland trade services teams. Mainland branches continued to grow residential mortgage business, leveraging the bank's strong capabilities and experience in Hong Kong.

Financial investments

Figures in HK$m                            At 31Dec06           At 31Dec05

Available-for-sale at fair value:
- debt securities                             209,463              177,813
- equity shares                                 2,110                1,360
Held-to-maturity debt securities at
  amortised cost                               16,137               10,731
                                              227,710              189,904

Fair value of held-to-maturity debt
  securities                                   16,551               10,778

Treasury bills                                  1,088                4,816
Certificates of deposit                        25,020               27,048
Other debt securities                         199,492              156,680
Debt securities                               225,600              188,544
Equity shares                                   2,110                1,360
                                              227,710              189,904
Debt securities:
- listed in Hong Kong                           3,759                3,008
- listed outside Hong Kong                      1,914                1,947
                                                5,673                4,955
- unlisted                                    219,927              183,589
                                              225,600              188,544
Equity shares:
- listed in Hong Kong                           1,702                1,049
- listed outside Hong Kong                        150                  186
                                                1,852                1,235
- unlisted                                        258                  125
                                                2,110                1,360
                                              227,710              189,904

Fair value of listed financial
  investments                                   7,538                6,209

Debt securities:
Issued by public bodies:
- central governments and central banks         8,321               15,981
- other public sector entities                  7,044                8,667
                                               15,365               24,648
Issued by other bodies:
- banks and other financial institutions      192,751              149,557
- corporate entities                           17,484               14,339
                                              210,235              163,896
                                              225,600              188,544
Equity shares:
Issued by corporate entities                    2,110                1,360
                                              227,710              189,904

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

Figures in HK$m                             At 31Dec06          At 31Dec05

Amounts due from:
Cash and balances with banks and
  other financial institutions                   1,665                 718
Placings with and advances to banks
  and other financial institutions               4,573               3,495
Trading assets                                       _                  50
Financial assets designated at fair
  value                                          2,842               2,299
Derivative financial instruments                   194                 145
Financial investments                            1,023               1,135
Other assets                                        79                  29
                                                10,376               7,871

Amounts due to:
Customer accounts                                  199                 167
Deposits from banks                              5,724               5,136
Derivative financial instruments                   333                 488
Subordinated liabilities                         2,022               2,016
Other liabilities                                  473                 361
                                                 8,751               8,168

Investments in associates


Figures in HK$m                             At 31Dec06          At 31Dec05

Share of net assets                              3,158               2,611
Goodwill                                           330                 318
                                                 3,488               2,929

Intangible assets


Figures in HK$m                             At 31Dec06          At 31Dec05

Present value of in-force long-term
  insurance business                             1,927               1,565
Internally developed software                      129                  56
Acquired software                                   14                  15
                                                 2,070               1,636

Other assets

Figures in HK$m                             At 31Dec06          At 31Dec05

Items in the course of collection
  from other banks                               6,036               8,068
Prepayments and accrued income                   3,520               3,016
Deferred tax assets                                  1                   9
Assets held for sale                               256                 216
Acceptances and endorsements                     2,855               2,371
Other accounts                                   2,218               1,545
                                                14,886              15,225



Current, savings and other deposit accounts

Figures in HK$m                                                   At 31Dec06       At 31Dec05

Current, savings and other deposit accounts:
- as stated in consolidated balance sheet                            482,821          430,995
- structured deposits reported as
  trading liabilities                                                 35,066           24,422
                                                                     517,887          455,417
By type:
- demand and current accounts                                         29,594           27,248
- savings accounts                                                   223,255          188,839
- time and other deposits                                            265,038          239,330
                                                                     517,887          455,417

Certificates of deposit and other debt securities in issue

Figures in HK$m                                                   At 31Dec06       At 31Dec05

Certificates of deposit and other debt securities in issue:
- as stated in consolidated balance sheet                              7,595           10,023
- structured certificates of deposit and other debt
  securities in issue reported as trading liabilities                 14,821           13,616
                                                                      22,416           23,639
By type:
- certificates of deposit in issue                                    18,075           22,525
- other debt securities in issue                                       4,341            1,114
                                                                      22,416           23,639

Customer deposits and certificates of deposit and other debt securities in issue rose by 12.8 per cent to HK$540.3 billion. Both HK dollar and US dollar savings accounts rose, reflecting customers' preference for liquidity in an active investment market. Structured deposits, structured certificates of deposit and other debt securities in issue rose 31.2 per cent as the bank continued to increase the diversity and sophistication of these products for customers to capture market opportunities.

Deposits at mainland branches grew 51.1 per cent following efforts to increase the customer base through expansion of the network and the PFS sales force. To further develop the wealth management business, the mainland branches expanded the range of investment-linked deposit products to meet the needs of the Prestige
Banking customer segment.

Trading liabilities

Figures in HK$m                               At 31Dec06            At 31Dec05

Structured certificates of deposit and
  other debt securities in issue                  14,821                13,616
Structured deposits                               35,066                24,422
Short positions in securities and other           10,206                 7,766
                                                  60,093                45,804

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

Figures in HK$m                               At 31Dec06            At 31Dec05

Items in the course of transmission
  to other banks                                   6,469                 6,517
Accruals                                           2,641                 1,653
Acceptances and endorsements                       2,855                 2,371
Other                                              4,158                 3,597
                                                  16,123                14,138

Subordinated liabilities

Figures in HK$m                                   At 31Dec06       At 31Dec05

Nominal value    Description

Amount owed to third parties

HK$1,500 million Callable floating rate
                   subordinated notes due June 2015    1,496            1,495

HK$1,000 million 4.125 per cent callable fixed
                   rate subordinated notes due
                   June 2015                             987              967

US$450 million   Callable floating rate
                   subordinated notes
                   due July 2016                       3,483                _

Amount owed to HSBC Group undertakings

US$260 million   Callable floating rate
                   subordinated loan debt due
                   December 2015                       2,021            2,016
                                                       7,987            4,478

Representing:
- measured at amortised cost                           7,000            3,511
- designated at fair value                               987              967
                                                       7,987            4,478

During the year, the bank issued floating-rate subordinated notes amounting to US$450 million that mature in July 2016 with a one-time call option exercisable by the bank in July 2011. The notes were issued at the price of 99.869 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.30 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.80 per cent payable quarterly. The notes, which qualify as tier 2 capital, serve to help the bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m                                At 31Dec06       At 31Dec05

Share capital                                       9,559            9,559
Retained profits                                   29,044           26,052
Premises revaluation reserve                        3,491            3,543
Cash flow hedges reserve                             (220)            (483)
Available-for-sale investments reserve                923              (17)
Capital redemption reserve                             99               99
Other reserves                                        452              185
Total reserves                                     33,789           29,379
                                                   43,348           38,938
Proposed dividends                                  3,633            3,633
Shareholders' funds                                46,981           42,571

Return on average shareholders' funds                27.4%            27.5%

Shareholders' funds (excluding proposed dividends) increased by HK$4,410 million, or 11.3 per cent, to HK$43,348 million at 31 December 2006. Retained profits rose by HK$2,992 million, reflecting the growth in attributable profit and the realisation of property revaluation reserves on the disposal of properties during the year. The available-for-sale investments reserve also rose.

The return on average shareholders' funds was 27.4 per cent, compared with 27.5 per cent in 2005.

Save for the US$450 million subordinated notes issue, there was no purchase, sale or redemption of the group's listed securities by the bank or any of its subsidiaries during 2006.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m                                      At 31Dec06     At 31Dec05

Capital base
Tier 1 capital
- Share capital                                           9,559          9,559
- Retained profits                                       25,724         21,439
- Classified as regulatory reserve                         (518)          (510)
- Capital redemption reserve                                 99             99
- Less: goodwill                                           (330)          (318)
- Total                                                  34,534         30,269
Tier 2 capital
- Property revaluation reserve                            4,259          5,114
- Available-for-sale investment
  and equity revaluation reserve                            542             (5)
- Collective impairment allowances                          518            510
- Regulatory reserve                                        518            510
- Term subordinated debt                                  7,988          4,479
- Total                                                  13,825         10,608
Unconsolidated investments and
  other deductions                                       (4,242)        (3,444)
Total capital base after deductions                      44,117         37,433

Risk-weighted assets
On-balance sheet                                        308,127        277,617
Off-balance sheet                                        15,251         14,739
Total risk-weighted assets                              323,378        292,356
Total risk-weighted assets adjusted for
  market risk                                           324,007        291,570

Capital adequacy ratios
After adjusting for market risk
- Tier 1^                                                  10.7%          10.4%
- Total^                                                   13.6%          12.8%

Before adjusting for market risk
- Tier 1                                                   10.7%          10.4%
- Total                                                    13.6%          12.8%

^ The capital ratios take into account market risks in accordance with the relevant HKMA guideline in the Supervisory Policy Manual.

In accordance with the HKMA guideline, Impact of the New Hong Kong Accounting
Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the group has earmarked a 'regulatory reserve' from retained profits. This regulatory reserve is included as tier 2 capital together with the group's collective impairment allowances.

The total capital ratio rose by 0.8 percentage points to 13.6 per cent at 31
December 2006, compared with 12.8 per cent at 31 December 2005. The tier 1 ratio increased from 10.4 per cent to 10.7 per cent. The capital base increased by HK$6,684 million to HK$44,117 million, mainly due to the increase in retained profits (including the realisation of property revaluation reserves on disposed properties) and the issue of US$450 million subordinated notes, which qualify as tier 2 capital. Risk-weighted assets adjusted for market risk grew by 11.1 per cent, attributable to the increase in advances to customers and financial investments.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                              2006       2005

The bank and its major banking subsidiaries                   51.9%      45.1%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

                                                        2006           2005
Figures in HK$m                                                   (restated)

Operating profit                                      12,576         11,068
Net interest income                                  (11,694)       (10,796)
Dividend income                                          (47)           (60)
Loan impairment charges and other
  credit risk provisions                                 264            618
Depreciation                                             323            280
Amortisation of intangible assets                         10              9
Amortisation of available-for-sale investments          (532)            12
Amortisation of held-to-maturity debt securities           2              _
Advances written off net of recoveries                  (336)          (575)
Interest received                                     22,232         14,262
Interest paid                                        (16,693)        (8,399)
Operating profit before changes in working capital     6,105          6,419
Change in treasury bills and certificates of
  deposit with original maturity more than three
  months                                               5,077          8,113
Change in placings with and advances to banks
  maturing after one month                            (9,035)         2,534
Change in trading assets                               4,252          3,983
Change in financial assets designated at fair value      (56)         1,060
Change in derivative financial instruments              (433)          (395)
Change in advances to customers                      (18,589)        (8,857)
Change in other assets                                (6,427)       (11,929)
Change in financial liabilities designated at fair
  value                                                   20              _
Change in current, savings and other deposit accounts 51,826         (9,189)
Change in deposits from banks                          5,637            110
Change in trading liabilities                         14,289         29,263
Change in certificates of deposit and
  other debt securities in issue                      (2,428)        (2,589)
Change in other liabilities                            8,458          9,423
Elimination of exchange differences
  and other non-cash items                            (3,707)           315
Cash generated from operating activities              54,989         28,261
Taxation paid                                         (1,448)        (1,421)
Net cash inflow from operating activities             53,541         26,840

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m                               At 31Dec06         At 31Dec05

Cash and balances with banks and
  other financial institutions                     9,390              9,201
Placings with and advances to banks and
  other financial institutions maturing
  within one month                                74,072             53,294
Treasury bills                                     5,158              3,018
Certificates of deposit                            1,655                  _
                                                  90,275             65,513

Contingent liabilities, commitments and derivatives
                                                        Credit        Risk-
                                         Contract   equivalent     weighted
Figures in HK$m                            amount       amount       amount

At 31Dec06

Contingent liabilities:
Guarantees                                  4,150        3,877        3,679

Commitments:
Documentary credits and short-term
  trade-related transactions                8,717        1,745        1,738
Undrawn formal standby facilities,
  credit lines and other commitments
  to lend:
- under one year                          142,463            _            _
- one year and over                        18,719        9,360        8,696
Other                                         193          193          193
                                          170,092       11,298       10,627

Exchange rate contracts:
Spot and forward foreign exchange         267,822        2,715          591
Other exchange rate contracts              64,377          499          110
                                          332,199        3,214          701

Interest rate contracts:
Interest rate swaps                       162,969        1,376          295
Other interest rate contracts               2,350            2            _
                                          165,319        1,378          295

Other derivative contracts                  5,668          382           90

                                                        Credit        Risk-
                                         Contract   equivalent     weighted
Figures in HK$m                            amount       amount       amount

At 31Dec05

Contingent liabilities:
Guarantees                                  4,133        3,907        3,131

Commitments:
Documentary credits and short-term
  trade-related transactions                7,402        1,480        1,480
Undrawn formal standby facilities,
  credit lines and and other commitments
  to lend:
- under one year                          109,369            _            _
- one year and over                        20,385       10,193        9,158
Other                                         220          220          220
                                          137,376       11,893       10,858

Exchange rate contracts:
Spot and forward foreign exchange         188,088        1,426          333
Other exchange rate contracts              15,176          193           48
                                          203,264        1,619          381

Interest rate contracts:
Interest rate swaps                       161,083        1,472          308
Other interest rate contracts               4,255           20            4
                                          165,338        1,492          312

Other derivative contracts                  1,194           86           17

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'. These acceptances and endorsements are included in the capital adequacy calculation as contingencies in accordance with the Third Schedule.

Derivative financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule.

Derivative financial instruments are held for trading or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

                                      At 31Dec06                 At 31Dec05
Figures in HK$m             Trading      Hedging       Trading      Hedging

Contract amounts:
Interest rate contracts     105,001       60,318       102,233       63,105
Exchange rate contracts     332,199            _       203,264            _
Other derivative contracts    5,668            _         1,194            _
                            442,868       60,318       306,691       63,105

Derivative assets:
Interest rate contracts         435          513           481          454
Exchange rate contracts         866            _           776            _
Other derivative contracts       73            _             4            _
                              1,374          513         1,261          454

Derivative liabilities:
Interest rate contracts         573          217           998          457
Exchange rate contracts         722            _           310            _
Other derivative contracts       19            _            27            _
                              1,314          217         1,335          457

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.


Cross-border claims

Cross-border claims include receivables, loans and advances, balances due from banks, holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:



                                 Banks   Sovereign
                               & other    & public
                             financial      sector
Figures in HK$m           institutions    entities        Other         Total

At 31Dec06

Asia-Pacific excluding
  Hong Kong:
- Australia                     33,724           -        1,355        35,079
- other                         49,686       1,247        9,677        60,610
                                83,410       1,247       11,032        95,689
The Americas:
- United States                 25,998       1,451        9,114        36,563
- other                         18,800       3,482        6,837        29,119
                                44,798       4,933       15,951        65,682
Western Europe:
- United Kingdom                38,203           -        9,619        47,822
- other                        101,805         590        4,165       106,560
                               140,008         590       13,784       154,382

At 31Dec05

Asia-Pacific excluding
  Hong Kong:
- Australia                     23,961         144          712        24,817
- other                         38,140       1,447        6,882        46,469
                                62,101       1,591        7,594        71,286
The Americas:
- United States                 13,163       1,709        6,575        21,447
- other                         16,248       4,727        5,814        26,789
                                29,411       6,436       12,389        48,236
Western Europe:
- United Kingdom                23,008           -        7,842        30,850
- other                         81,089       1,430        6,207        88,726
                               104,097       1,430       14,049       119,576

Additional information

1. Statutory accounts and accounting policies

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2006 ('2006 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated
Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA.
The auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007.

The 2006 accounts and this news release have been prepared on a basis consistent with the accounting policies adopted in the 2005 accounts except for the following:

Change in presentation - Hong Kong Accounting Standard 1 'Presentation of
Financial Statements'

With effect from 2006 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under 'Net interest income' instead of 'Net trading income' and 'Net income from financial instruments designated at fair value' respectively as in the previous year. The change has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This also facilitates the comparison of the group's net interest income and net interest margin with peer banks in Hong Kong.

Comparative figures have been reclassified to conform with the current year's presentation as follows:

                                                2005                      2005
                                      (as previously   Effect of           (as
Figures in HK$m                             reported)    change^      restated)

Interest income                               19,029         684        19,713
Interest expense                              (7,961)       (956)       (8,917)
Net interest income                           11,068        (272)       10,796

Net trading income                               579         306           885

Net income/(expense) from
  financial instruments
  designated at fair value                         2         (34)          (32)

^ Increase/(decrease) in the profit for the year.

For HSBC Group reporting, interest income and interest expense arising from financial assets and financial liabilities held for trading are reported as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with the derivatives managed in conjunction with them).

Amendments to Hong Kong Accounting Standard 39 ('HKAS 39') and Hong Kong Financial Reporting Standard 4 'Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts'

In prior years, financial guarantee contracts were accounted for under HKAS 37 'Provisions, Contingent Liabilities and Contingent Assets' as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendments, financial guarantee contracts issued are recognised as financial liabilities and reported under 'Other liabilities'. Financial guarantees are recognised initially at fair value and subsequently measured as the higher of (a) the amount as provisions determined in accordance with HKAS 37; and (b) the amount initially recognised less cumulative amortisation.

Financial liabilities recorded under 'Other liabilities' at 31 December 2006 amounted to HK$4 million. No restatement of comparative figures was made as the amounts were immaterial.

Hong Kong Financial Reporting Standard 7 ('HKFRS 7') 'Financial Instruments:
Disclosures'

The group has adopted HKFRS 7 prior to its required application date of 1 January 2007. The adoption of HKFRS 7 impacted the type and amount of disclosures made in the financial statements, but had no impact on the reported profits or financial position of the group. In accordance with the transitional requirements of HKFRS 7, the group has provided full comparative information.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

On 30 September 2006, the group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited who confirmed that there had been no material change in valuation as at 31 December 2006. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for group premises amounted to HK$646 million of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$629 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$304 million were recognised through the income statement. The related deferred tax provisions for group premises and investment properties were HK$113 million and HK$53 million respectively.

4. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the group. The group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level.

The group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng has changed its VAR calculation from a variance/co-variance ('VCV') basis to historical simulation ('HS') basis with effect from 3 May 2005. HS uses scenarios derived from historical market rates and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a one-day period with a 99 per cent level of confidence, reflecting the way the risk positions are managed. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The group has obtained approval from the HKMA to use HS for calculating market risk in capital adequacy reporting.

The group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2006 and 2005 are shown in the tables below. The VAR figures for 2005 are based on four months' VCV and eight months' HS.

VAR
                                                Minimum      Maximum     Average
                                                 during       during         for
                                                    the          the         the
Figures in HK$m                  At 31Dec06        year         year        year

VAR for all interest rate risk
and foreign exchange risk                42          29          119          64
VAR for foreign exchange risk
  (trading)                               2           1           16           5
VAR for interest rate risk
- trading                                 4           3           16           8
- non-trading                            45          35          123          68

                                                Minimum      Maximum     Average
                                                 during       during         for
                                                    the          the         the
Figures in HK$m                  At 31Dec05        year         year        year

VAR for all interest rate risk
  and foreign exchange risk             113         111          264         181
VAR for foreign exchange risk
 (trading)                                3           _            6           2
VAR for interest rate risk
- trading                                 3           1           21           4
- non-trading                           118         117          260         180

The average daily revenue earned from market risk-related treasury activities in 2006, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$5 million for 2005). The standard deviation of these daily revenues was HK$3 million (HK$8 million for 2005).

Interest rate risk arises in both the treasury trading and non-trading portfolios, which are managed by treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2006 was HK$2 million (HK$3 million for 2005).

The group's foreign exchange exposures mainly comprise foreign exchange trading by treasury and currency exposures originated by its banking business. The latter are transferred to treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2006 was HK$3 million (HK$2 million for 2005).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi ('RMB') as set out in Note 5, are managed by the Asset and Liability Management Committee.

5. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 31 December 2006, the US dollar (US$) was the only currency in which the group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m                      At 31Dec06                  At 31Dec05
                              US$           RMB            US$          RMB
Non-structural position
Spot assets               205,544        14,422        193,149        5,955
Spot liabilities         (189,232)      (12,670)      (168,513)      (6,008)
Forward purchases         128,102           353         84,026          439
Forward sales            (141,544)       (1,904)      (104,960)        (300)
Net options position          120             _            (77)           _
Net long
  non-structural
  position                  2,990           201          3,625           86

At 31 December 2006, the group's major structural foreign currency positions were US dollar and RMB.

                                At 31Dec06                     At 31Dec05
                                                                (restated)
                                      % of                           % of
                                 total net                      total net
                                structural                     structural
                          HK$m    position          HK$m         position
Structural positions
US dollar                1,430        26.8         1,035             28.9
RMB                      3,760        70.5         2,439             68.1

6. Non-adjusting post balance sheet event

On 5 February 2007, Industrial Bank Co., Ltd. ('Industrial Bank'), an associate of the bank, issued 1,001 million new shares for a total consideration of RMB15,996 million. The bank did not subscribe for any additional shares and, as a result, its interest in the equity of Industrial Bank decreased from 15.98 per cent to 12.78 per cent. While the bank's interest has reduced, the assets of Industrial Bank have substantially increased as a result of this issue. Consequently, it is expected that this transaction would result in an increase of about RMB1.5 billion in the group's share of the underlying net assets of Industrial Bank.

The decrease of the bank's interest in the equity of Industrial Bank does not affect the influence that the bank has over this associate, as there has been no change in the composition of major shareholders in Industrial Bank or in the bank's representation in the Industrial Bank's Board of Directors or Executive Committee. The bank will continue to have the power to participate in the financial and operating policy decisions of Industrial Bank, and its investment will continue to be accounted for using the equity method.

7. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

8. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 20 March 2007, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 19 March 2007. The fourth interim dividend will be payable on 30 March 2007 to shareholders on the register of shareholders of the bank on 20 March 2007.

9. Proposed timetable for 2007 quarterly dividends

                         First           Second             Third         Fourth
                       interim          interim           interim        interim
                      dividend         dividend          dividend       dividend

Announcement        3 May 2007     30 July 2007   5 November 2007   3 March 2008
Book close date    22 May 2007   21 August 2007  27 November 2007  18 March 2008
Payment date       5 June 2007   30 August 2007  11 December 2007  28 March 2008

10. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2006 Annual Report and Accounts are available from the same website on Monday, 5 March 2007 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2006 Annual Report will be sent to shareholders by early-April 2007.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  05 March 2007